Exhibit 1

Date: 10 December 2004
Release Number: 2004 -41

Intelsat-AmericasTM-7 Investigation Underway; IA-8 Launch Temporarily On Hold

Pembroke, Bermuda, 10 December 2004 – Intelsat today announced that 22 transponders on the Intelsat-Americas™-7 satellite have been tested, are performing normally and are available to be put back into service. Already, several of these transponders are being used to provide service to Intelsat customers. Intelsat continues to work closely with Space Systems/Loral to determine and fully analyze the cause of last week’s anomaly, though the complexity of the event means it may take several months to deliver a final report.

Until the IA-7 investigation report is completed, Intelsat has temporarily delayed the launch of its IA-8 satellite. Intelsat CEO Conny Kullman, stated, “In order to continue upholding the highest standards in satellite operations, and in the interest of providing the best possible service for our customers, we have decided to delay the IA-8 launch until we receive the results of the IA-7 anomaly investigation. In the meantime, we remain committed to providing high-quality service across all satellites in the Intelsat fleet.”

Given the current condition of IA-7, Zeus Holdings Limited, Intelsat’s prospective acquirer, would have the option not to consummate the acquisition of Intelsat if the loss is not remedied in accordance with the terms of the agreement with Zeus. Zeus has been advised of Intelsat’s decision to delay the launch of IA-8 and continues to evaluate the extent to which the IA-7 anomaly and the IA-8 launch delay could impact the pending acquisition.

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets and grow their businesses with confidence. For more information, visit www.intelsat.com.

Intelsat Contacts:

Jodi Katz
Jodi.katz@intelsat.com
+1 202 944 8223

Dianne VanBeber
Dianne.vanbeber@intelsat.com

+1 202 944 7406

Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known factors include, but are not limited to, the continued investigation into the cause of the IA-7 satellite anomaly and the impact of the IA-7 satellite anomaly and the launch delay of the IA-8 satellite on the pending acquisition of Intelsat by Zeus Holdings Limited. Detailed information about some of the other known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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